EXHIBIT 99.1

SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom

Update—Routine announcements in the period to March 22, 2021

March 11, 2021	Director/PDMR Shareholding

March 12, 2021	Director/PDMR Shareholding

March 15, 2021	Director/PDMR Shareholding

March 22, 2021	Director/PDMR Shareholding

Note: During the period, “same day” Form 6-Ks were issued in respect of the following Ferguson plc announcements:

March 16, 2021	Results for the half year ended January 31, 2021
March 22, 2021	Share buy back program